Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Southpeak Interactive Corporation on Form S-8 (File No. 333-151391) of our report dated January 10, 2008, except for Note 1, regarding inventories as to which the date is February 29, 2008 and October 6, 2008, as to the effect of the reverse acquisition discussed in Note 1 “Operations” with respect to our audits of the consolidated financial statements of Southpeak Interactive, L.L.C. and Subsidiary as of June 30, 2007 and for the years ended June 30, 2007 and 2006 , which report is included in this Annual Report on Form 10-K of Southpeak Interactive Corporation for the year ended June 30, 2008 .

/s/ Marcum & Kliegman LLP

New York, New York
October 6, 2008